UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PHASEBIO PHARMACEUTICALS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

717224 109

(CUSIP Number)

AstraZeneca PLC

Attn: Adrian Kemp

1 Francis Crick Avenue

Cambridge CB2 0AA

United Kingdom

+44 20 3749 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 17, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 717224 109		SCHEDULE 13D	Page 2 of 15 Pages

1	Name of Reporting Persons AstraZeneca PLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,004,554 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,004,554 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,004,554 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.6% (2)

14	Type of Reporting Person (See Instructions) CO

(1)

Represents shares directly held by Zeneca Inc., a wholly-owned subsidiary of AstraZeneca PLC. AstraZeneca PLC and Zeneca Inc. may each be deemed to have sole voting and dispositive power over the shares.

(2)

Based upon 23,803,789 shares of the Issuer’s Common Stock outstanding as of October 22, 2018, upon closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated October 17, 2018 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on October 19, 2018 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Securities Act”).

CUSIP No. 717224 109		Page 3 of 15 Pages

1	Name of Reporting Persons Zeneca Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,004,554 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,004,554 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,004,554 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.6% (2)

14	Type of Reporting Person (See Instructions) CO

(1)

Represents shares directly held by Zeneca Inc., a wholly-owned subsidiary of AstraZeneca PLC. AstraZeneca PLC and Zeneca Inc. may each be deemed to have sole voting and dispositive power over the shares.

(2)

Based upon 23,803,789 shares of the Issuer’s Common Stock outstanding as of October 22, 2018, upon closing of the Issuer’s initial public offering, as reported in the Final Prospectus filed with the SEC on October 19, 2018 pursuant to Rule 424(b)(4) under the Securities Act.

CUSIP No. 717224 109	Page 4 of 15 Pages

Item 1.                                 Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of PhaseBio Pharmaceuticals Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1 Great Valley Parkway, Suite 30, Malvern, Pennsylvania 19355. All share numbers in this Statement reflect an 11.0634-for-1 reverse stock split effected on October 4, 2018.

Item 2.                                 Identity and Background

(a)                                 This Statement is being filed on behalf of AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (“AstraZeneca”), and Zeneca Inc., a Delaware corporation (“Zeneca” and, together with AstraZeneca, the “Reporting Persons”).

(b)                                 The principal business address of AstraZeneca is 1 Francis Crick Avenue, Cambridge, CB2 0AA, United Kingdom, and the principal business address of Zeneca is 1800 Concord Pike, Wilmington, Delaware, 19803, United States.

(c)                                  The Reporting Persons are members of a global science-led biopharmaceutical business that focuses on the discovery, development and commercialization of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

The directors and executive officers of the Reporting Persons are set forth on Schedule I, attached hereto.  Schedule I sets forth the following information with respect to each such person:

(i)                                     name;

(ii)                                  business address;

(iii)                               position with the Reporting Person and present principal occupation or employment and, for persons not employed by the Reporting Persons, the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)                              citizenship.

(d) – (e)      During the last five years, neither the Reporting Persons nor any person named in Schedule I have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   The jurisdiction of organization of each of the Reporting Persons is set forth in subsection (a) above. The citizenship of each of the individuals referred to in Schedule I is set forth on Schedule I.

Item 3.                                 Source and Amount of Funds or Other Consideration

AstraZeneca, through its wholly-owned subsidiary, Zeneca, acquired from the Issuer 600,000 shares of Common Stock in the Issuer’s initial public offering (the “IPO”) at the public offering price of $5.00 per share. The IPO was completed on October 22, 2018.  The total consideration paid by Zeneca for these shares was $3,000,000, and such consideration was obtained from the available cash resources of Zeneca.

CUSIP No. 717224 109	Page 5 of 15 Pages

Upon the closing of the IPO, Zeneca also acquired 1,664,217 shares of Common Stock that were issued upon conversion of 1,664,217 shares of series C-1 preferred stock of the Issuer (the “Series C-1 Preferred Stock”) owned by Zeneca. The number of shares of Common Stock issued upon conversion of the Series C-1 Preferred Stock reflected the application of the applicable conversion ratio as set forth in the Issuer’s seventh amended and restated certificate of incorporation in effect immediately prior to the closing of the IPO, and includes the conversion of 111,157 shares of Series C-1 Preferred Stock that were acquired upon cashless exercise of warrants to purchase Series C-1 Preferred Stock (the “Series C-1 Warrants”) owned by Zeneca immediately prior to the closing of the IPO. The Series C-1 Preferred Stock was convertible at any time at the option of Zeneca and converted automatically, without payment of consideration, upon closing of the IPO. The consideration for the shares of Series C-1 Preferred Stock, including the consideration for the Series C-1 Warrants, owned by Zeneca was obtained from the available cash resources of Zeneca.

Also upon the closing of the IPO, Zeneca acquired 740,337 shares of Common Stock that were issued upon conversion of 740,337 shares of series D preferred stock of the Issuer (the “Series D Preferred Stock”) owned by Zeneca. The number of shares of Common Stock issued upon conversion of the Series D Preferred Stock reflected the application of the applicable conversion ratio as set forth in the Issuer’s seventh amended and restated certificate of incorporation in effect immediately prior to the closing of the IPO. The Series D Preferred Stock was convertible at any time at the option of Zeneca and converted automatically, without payment of consideration, upon closing of the IPO. The consideration for the shares of Series D Preferred Stock owned by Zeneca was obtained from the available cash resources of Zeneca.

Item 4.                                 Purpose of Transaction

The acquisitions by the Reporting Persons of the Issuer’s securities as described herein were effected because of the belief that the securities represent an attractive investment. The Reporting Persons have had a commercial relationship with the Issuer since 2017, pursuant to which their affiliate, MedImmune Limited, has granted the Issuer an exclusive, worldwide license under certain patent rights to develop and commercialize any products covered by such license for the treatment, palliation, diagnosis or prevention of any human disorder or condition.

In connection with the IPO, Zeneca entered into a lock-up agreement (the “Lock-Up Agreement”), a copy of which is attached hereto as Exhibit 2, with Citigroup Global Markets Inc., Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated (in their capacity as representatives of the several underwriters for the IPO (the “Representatives”). Pursuant to the Lock-Up Agreement, Zeneca has agreed that for a period of 180 days following the date of the Final Prospectus, subject to specified exceptions, it will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Common Stock or securities convertible into or exchangeable or exercisable for any Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or other such securities, whether any such aforementioned transaction is to be settled by delivery of the Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement.

The Reporting Persons intend to continue to review their investment in the Issuer on an ongoing basis and, depending on various factors, including, without limitation, the Issuer’s financial position, the price of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of Common Stock as they deem appropriate, including, without limitation: purchasing additional shares of Common Stock; selling shares of Common Stock; taking any action to change the composition of the Issuer’s board of directors; taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) below in this Item 4.

CUSIP No. 717224 109	Page 6 of 15 Pages

Except as otherwise described in this Statement, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.                                 Interest in Securities of the Issuer

(a)-(b)

Number of shares of Common Stock beneficially owned:

AstraZeneca	3,004,554 shares
Zeneca	3,004,554 shares

Percent of class:

AstraZeneca	12.6%
Zeneca	12.6%

The percentage ownership was calculated based upon 23,803,789 of the Issuer’s Common Stock outstanding as of October 22, 2018, upon closing of the IPO, as reported in the Final Prospectus filed with the SEC on October 19, 2018 pursuant to Rule 424(b)(4) under the Securities Act.

Number of shares as to which such person has:

(i)              Sole power to vote or to direct the vote:

AstraZeneca	3,004,554 shares
Zeneca	3,004,554 shares

(ii)           Shared power to vote or to direct the vote:

AstraZeneca	0 shares
Zeneca	0 shares

CUSIP No. 717224 109	Page 7 of 15 Pages

(iii)           Sole power to dispose or to direct the disposition of:

AstraZeneca	3,004,554 shares
Zeneca	3,004,554 shares

(iv)         Shared power to dispose or to direct the disposition of:

AstraZeneca	0 shares
Zeneca	0 shares

None of the individuals listed on Schedule I beneficially owns any of the Issuer’s Common Stock.

(c)                                  Except as reported in this Statement, neither the Reporting Persons nor any of the individuals listed on Schedule I have effected any transactions in the Common Stock during the past sixty (60) days.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Except as disclosed in Item 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons with respect to the securities of the Issuer.

Item 7.                                 Materials to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among AstraZeneca PLC and Zeneca Inc.
Exhibit 2	Lock-Up Agreement, dated as of July 19, 2018, between Zeneca Inc. and the Representatives

CUSIP No. 717224 109	Page 8 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 29, 2018	ASTRAZENECA PLC

	By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Authorized Signatory

Date: October 29, 2018	ZENECA INC.

	By:	/s/ Mariam Koohdary
	Name:	Mariam Koohdary
	Title:	Authorized Signatory

CUSIP No. 717224 109	Page 9 of 15 Pages

Schedule I

The name and present principal occupation of each of the executive officers and directors of AstraZeneca PLC are set forth below.  Unless otherwise noted, each of these persons have as their business address 1 Francis Crick Avenue, Cambridge CB2 0AA, United Kingdom.

Name	Position with AstraZeneca PLC	Principal Occupation and, if not employed by AstraZeneca PLC, Name, Principal Business and Address of Employer	Citizenship
Leif Johansson	Non-Executive Chairman of the Board		Swedish
Pascal Soriot	Executive Director and Chief Executive Officer		French
Marc Dunoyer	Executive Director and Chief Financial Officer		French
Rudy Markham	Senior Independent Non-Executive Director		British
Geneviève Berger	Non-Executive Director	Chief Research Officer, Firmenich SA, Rue de la Bergère 7, P.O. Box 148 Meyrin 2 CH-1217, Switzerland	French
Philip Broadley	Non-Executive Director		British
Graham Chipchase	Non-Executive Director	Chief Executive Officer and Director, Brambles Limited, Level 6, Nova South 160 Victoria Street London SW1E 5LB United Kingdom	British
Deborah DiSanzo	Non-Executive Director	Global General Manager, IBM Watson Health, 75 Binney St, Cambridge, MA 02142, USA	American
Sheri McCoy	Non-Executive Director		American
Nazneen Rahman	Non-Executive Director		British
Shriti Vadera	Non-Executive Director	Chairman of Santander UK plc, 2 Triton Square, Regent’s Place, London, NW1 3AN	British
Marcus Wallenburg	Non-Executive Director	Chairman of Skandinaviska Enskilda Banken, Kungsträdgårdsgatan 8, 106 40 Stockholm, Sweden	Swedish

CUSIP No. 717224 109	Page 10 of 15 Pages

The name and present principal occupation of each of the executive officers and directors of Zeneca Inc. are set forth below.  Unless otherwise noted, each of these persons have as their business address 1800 Concord Pike, Wilmington, Delaware 19803, United States.

Name	Position with Zeneca Inc.	Principal Occupation and, if not employed by Zeneca Inc., Name, Principal Business and Address of Employer	Citizenship
Mariam Koohdary	Director, Chairman, President & Secretary	Deputy General Counsel AstraZeneca Pharmaceuticals LP 1800 Concord Pike, Wilmington, DE 19805	American
David White	Director & Treasurer	Assistant Treasurer, North America AstraZeneca Pharmaceuticals LP 1800 Concord Pike, Wilmington, DE 19805	American

CUSIP No. 717224 109	Page 11 of 15 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: October 29, 2018	ASTRAZENECA PLC

	By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Authorized Signatory

Date: October 29, 2018	ZENECA INC.

	By:	/s/ Mariam Koohdary
	Name:	Mariam Koohdary
	Title:	Authorized Signatory

CUSIP No. 717224 109	Page 12 of 15 Pages

EXHIBIT 2

LOCK-UP AGREEMENT

PhaseBio Pharmaceuticals, Inc.

Public Offering of Common Stock

July 19,2018

Citigroup Global Markets Inc.

Cowen and Company, LLC

Stifel, Nicolaus & Company, Incorporated

As Representatives of the several Underwriters,

c/o Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

c/o Cowen and Company, LLC

One Maritime Plaza, 9th Floor

San Francisco, California 94111

c/o Stifel, Nicolaus & Company, Incorporated

One Montgomery Street, Suite 3700

San Francisco, California 94104

Ladies and Gentlemen:

This letter is being delivered to you in connection with the proposed underwriting  agreement (the “Underwriting Agreement”), between PhaseBio Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), and each of you as representatives of a group of Underwriters named therein (the “Underwriters”), relating to an underwritten public offering of Common Stock, $0,001 par value (the “Common Stock”), of the Issuer (the “Offering”).

In order to induce you and the other Underwriters to enter into the Underwriting Agreement, the undersigned will not, without the prior written consent of Citigroup Global Markets Inc. and Cowen and Company, LLC (collectively, the “Representatives”). offer, sell, contract to sell, pledge or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any affiliate of the undersigned or any person in privity with the undersigned or any affiliate of the undersigned), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any shares of capital stock of the Issuer or any securities convertible into, or

CUSIP No. 717224 109	Page 13 of 15 Pages

exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction, for a period from the date hereof through 180 days after the date of the Underwriting Agreement (the “Lock-Up Period”, other than:

(i).          sales of Common Stock by the undersigned to the underwriters pursuant to the Underwriting Agreement;

(ii).       transactions relating to shares of Common Stock or other securities acquired in the Offering or in open market transactions after the completion of the Offering;

(iii).    transfers of shares of Common Stock or any security convertible into Common Stock as a bona fide gift or charitable contribution;

(iv).   exercise of stock options or warrants to purchase shares of Common Stock or the vesting of stock awards of Common Stock and any related transfer of shares of Common Stock to the Issuer in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (y) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or stock awards, or as a result of the vesting of such shares of Common Stock, it being understood that all shares of Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of this agreement during the Lock-Up Period;

(v).      transfers to the spouse, domestic partner, parent, child or grandchild or first cousin of the undersigned (each, an “Immediate Family Member”) or to a trust formed for the direct or indirect benefit of the undersigned or an Immediate Family Member;

(vi).   transfers by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary, trustee or Immediate Family Member of the undersigned;

(vii).transfers pursuant to a divorce settlement agreement or decree or a qualified domestic relations order as defined in the United States Employee Retirement Income Security Act of 1974, as amended;

(viii).transfers of Common Stock or securities convertible into or exchangeable for Common Stock to any affiliate (as such term is defined in Rule 405 of the Securities Act of 1933, as amended), limited partners, general partners, limited liability company members or stockholders of the undersigned, or if the undersigned is a corporation to any wholly owned subsidiary of such corporation; and

(ix).   the establishment of a trading plan pursuant to Rule 10b-5-l under the Exchange Act for the transfer of shares of Common Stock or securities convertible into or exchangeable for Common Stock, provided that such plan does not provide for the transfer of shares of Common Stock during the Lock- Up Period and no filing or other public announcement shall be made during the Lock-Up Period;

provided, that, in the case of clauses (i) and (ii) (a) no filing under Section 13 or Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of Common Stock shall be required,

CUSIP No. 717224 109	Page 14 of 15 Pages

other than Forms 5 and Schedule 13F and (b) no filing under Section 13 or Section 16(a) of the Exchange Act or other public announcement shall be voluntarily made by the undersigned, in the case of both clauses (a) and (b), during the Lock-Up Period, other than Forms 5 and Schedule 13F; provided further that in the case of any transfer or distribution pursuant to clauses (iii), (v), (vi), (vii) and (viii) (a) the recipient agrees to be bound in writing by the same restrictions set forth herein for the duration of the Lock-Up Period, (b) no filing under Section 13 or Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of Common Stock shall be required during the Lock-Up Period, other than Forms 5 and Schedule 13F and (c) no filing under Section 13 of Section 16(a) of the Exchange Act or other public announcement shall be voluntarily made by the undersigned or the transferee during the Lock-Up Period, other than Forms 5 and Schedule 13F and (d) any such transfer shall not involve a disposition for value.

In the event that Citigroup Global Markets Inc. and Cowen and Company, LLC release, in full or in part, any officer, director or holder of at least one percent (1.5%) or more of the then outstanding Common Stock (measured as of the date of the Triggering Release (as defined below)) (a “Triggering Shareholder”) from the restrictions of any lock-up agreement similar to this letter agreement signed by such Triggering Shareholder for the benefit of the Underwriters (a “Triggering Release”), then the undersigned shall be automatically released (subject, in the case of directors and officers of the Issuer, to any required notice and announcement procedures provided for herein) from such restrictions to the same extent and on substantially similar terms with respect to the same percentage of the then outstanding Common Stock of the undersigned as the percentage of the then outstanding Common Stock being released in the Triggering Release represents with respect to the then outstanding Common Stock held by the Triggering Shareholder at the time of the request of the Triggering Release. In the event that, as a result of this paragraph, any Common Stock held by the undersigned are released from the restrictions imposed by this letter agreement, the Representatives shall use commercially reasonable efforts to notify the Issuer within two (2) business days prior to the effective date of such release, and the Issuer, in turn, shall notify the undersigned within two (2) business days thereafter that the same percentage of Common Stock held by the undersigned has been released from the restrictions set forth in this letter agreement; provided that the failure to give such notice to the Issuer or the undersigned shall not give rise to any claim or liability against the Representatives or the Issuer. The provisions of this paragraph will not apply (i) unless and until the Representatives have waived such prohibitions with respect to more than one percent (1%), in the aggregate, of the outstanding shares of Common Stock (determined as of the closing date for, and giving effect to, the Public Offering) or (ii) if (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this letter to the extent and for the duration that such terms remain in effect at the time of the transfer.

If the undersigned is an officer or director of the Issuer, the undersigned further agrees that the foregoing restrictions shall be equally applicable to any issuer-directed shares of Common Stock the undersigned may purchase in the Offering. If the undersigned is an officer or director of the Issuer, (i) the Representatives agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of Common Stock, the Representatives will notify the Issuer of the impending release or waiver, and (ii) the Issuer has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by the Representatives hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not

CUSIP No. 717224 109	Page 15 of 15 Pages

apply if (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this letter to the extent and for the duration that such terms remain in effect at the time of the transfer.

This agreement shall automatically terminate upon the earliest to occur, if any, of (i) the date that the Issuer advises the Representatives, or the Representatives advise the Issuer, in each case in writing, prior to the execution of the Underwriting Agreement, that it has determined not to proceed with the Offering, (ii) the date of termination of the Underwriting Agreement if prior to the closing of the Offering, or (iii) December 31, 2018, if the Offering has not been completed by such date.

Yours very truly,

By:	/s/ David E. White
Name: David E. White
Title: Director